Commonfund Institutional Funds
 Form: N-SAR October 31, 2001
  Attachment - Item 77C


 Matters submitted to a vote of security holders


Date of Meeting: June 12, 2001, Special Meeting


Proxy results:

The majority shareholder of the CIF Core Plus Bond Fund, by written consent on June 12, 2001, approved the following: an investment sub-advisory agreement between the Company, COMANCO, Western Asset Management Company Limited, and its affiliate, Western Asset Management Company, and an investment sub-advisory agreement between the Company, COMANCO and Black Rock Advisors, Inc.

The majority shareholder of the CIF International Equity Fund, by written consent on June 12, 2001, approved an investment sub-advisory agreement between the Company, COMANCO and Capital Guardian Trust Company.

The proxy was only given to the majority shareholder, Commonfund. All other shareholders received an information statement and did not vote. The majority shareholder controlled the election.